COMMENTS RECEIVED ON JANUARY 14, 2021 & FEBRUARY 1, 2021

FROM KEN ELLINGTON & EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund

Fidelity Emerging Markets Fund

N-14 FILED ON JANUARY 8, 2021

N-14 Proxy Statement and Prospectus

1)

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we disclose the following for each fund in the N-14: estimate of the percentage of the fund’s portfolio that will be sold in connection with repositioning; dollar amount of transactions costs expected to be generated as a result of the trades; and estimated impact to shareholders with respect to capital gains distributions, including dollars and per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of Fidelity EMEA Fund are permissible investments for Fidelity Emerging Markets Fund. Nevertheless, if shareholders approve the Reorganization, FMR may reallocate assets, resulting in the purchase and sale of securities held by the funds, as part of repositioning the combined portfolios. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

2)

C:

The Staff requests we include narrative disclosure about material differences in the accounting policies of the acquired fund when compared to the registrant as required by Article 6-11(d)(1)(iii) of Regulation S-X.

R:

In describing the transition period for the amendments to financial disclosures about acquired and disposed businesses, including 6-11(d)(1)(iii) of Regulation S-X, the adopting release states “registrants will not be required to apply the final amendments until the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the ‘mandatory compliance date’).” The mandatory compliance date has not yet occurred with respect to the funds, so accordingly, we respectfully decline to add this disclosure.

3)

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we confirm in correspondence and disclose in the N-14 that the acquiring fund will be the accounting survivor.

R:

We confirm that the acquiring fund will be the accounting survivor and that appropriate disclosure will be added under “The Proposed Transaction – Operations of Fidelity Emerging Markets Fund Following the Reorganization.”

4)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we provide a narrative highlighting the differences in investment strategies, policies, and limitations. The Staff referenced Item 3(b) of form N-14.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

5)

COMPARISON OF PRINCIPAL RISK FACTORS - How do the funds compare in terms of their performance?

C:

The Staff requests we consider revising the bar graphs and tables to show side by side comparisons of the funds.

R:

Given presentation constraints resulting from print dimensions, it is not possible to present graphs and tables side by side. Accordingly, the presentation must remain vertical.

6)

VOTING INFORMATION - Record Date; Quorum; and Method of Tabulation

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and that are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy card, it will be voted FOR the matters specified on the proxy card. All shares that are voted and votes to ABSTAIN will be counted toward establishing a quorum, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)”

C:

The Staff’s position is, because this is a non-routine proposal and is the only proposal to be acted upon by shareholders at the meeting, broker non-votes may not be treated as present for purposes of determining the existence of a quorum. Please revise.

R:

The disclosure will be revised to remove the reference to including broker non-votes for quorum purposes.